

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2021

Matt Susz
Senior Vice President and Chief Financial Officer
JOANN Inc.
5555 Darrow Road
Hudson, Ohio 44236

Re: JOANN Inc.
   Registration Statement on Form S-1
   Filed February 16, 2021
   File No. 333-253121

Dear Mr. Susz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed February 16, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 69

1.   We note your response to our previously issued comment 6. We continue to believe that adjusting for store preopening costs is not appropriate. Your presentation of the number of stores reopened or remodeled over the past 5 years clearly indicates that remodeling and reopening stores is a part of your ongoing operations. Please revise your filing as previously requested to eliminate the "Location pre-opening and closing costs excluding loss on disposal of fixed assets" adjustment. Refer to the guidance in Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Measures.

General

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Rule 163B of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

3.   We note that you filed a free writing prospectus pursuant to Rule 433(f) under the Securities Act of 1933 on February 19, 2021. Please provide your legal analysis regarding how the publication of the articles filed as Annex A and Annex B to the free writing prospectus complies with your obligations under Section 5(b) of the Securities Act and tell us whether any additional disclosure or other action by the company is necessary in this regard.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Amy Geddes at 202-551-3304 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Trade & Services

cc: Drew Capurro, Esq.